HART INDUSTRIES, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                      Page

(1)      FINANCIAL STATEMENTS:

         REPORT OF INDEPENDENT PUBLIC ACCOUNTANT ............................F-2

         BALANCE SHEETS AS OF DECEMBER 31, 1995 AND 1994 ....................F-3

         STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
          DECEMBER 31, 1995 AND 1994 ........................................F-4

         STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
          DECEMBER 31, 1995 AND 1994 ........................................F-5

         STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
          DECEMBER 31, 1995 AND 1994 ........................................F-6

         NOTES TO FINANCIAL STATEMENTS .................................F-7/F-11

                                                        [HART\10K:123195.KSB]-12
                                       F-1

Spurgeon, Kang & Associates                               Steven Y.C. Kang, CPA
Accountancy Corporation                                   John H. Spurgeon, CPA



                          INDEPENDENT AUDITOR'S REPORT



Board of Directors and Stockholders
Hart Industries, Inc.
2 Park Plaza, Suite 470
Irvine, CA  92714

We have audited the accompanying balance sheets of Hart Industries, Inc. as of December 31, 1995 and 1994, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted audited standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the financial position of Hart Industries, Inc. as of December 31, 1995 and 1994, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring net losses and negative cash flows from operating activities since its inception, has limited liquid resources and had negative working capital as of December 31, 1995. Management's plans regarding those matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Spurgeon, Kang & Associates
Bellflower, CA  90706

August 7, 1996



                Telephone: 310-867-2715 o Facsimile: 310-866-7046
                    9831 Belmont Street, Bellflower, CA 90706
               Mailing Address: PO Box 1399, Bellflower, CA 90706

                                                        [HART\10K:123195.KSB]-12
                                       F-2

                              HART INDUSTRIES, INC.
                                 Balance Sheets
                               As of December 31,


ASSETS
-----------------------------------------------------------   1995                  1994
                                                              -----                 ------

  Current Assets:   Cash                                     $    41                $   185
                                                             -------                -------
   Total current assets                                           41                    185
  Property and Equipment (Note 7)                                  -                 61,910
         TOTAL ASSETS                                        $    41                $62,095
                                                             =======                =======
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
  Accounts payable                                           $  7,375               $ 5,474
  Due to affiliates                                           219,300                56,000
                                                             --------                ------
      Total current liabilities                              $226,675               $61,474
                                                             --------                ------
  Commitments and contingencies (Note 5)                            -                    -
  Stockholders' Equity (Deficiency):
  Common stock:  $.01 Par Value, 50,000,000 shares
  authorized;  issued and outstanding:  1,730,960 shares as
  of December 31, 1995, and 1994                               17,310                 17,310
  Additional paid-in capital                                5,252,948              5,252,948
  Accumulated deficit                                      (5,496,892)            (5,269,637)
                                                           -----------            -----------
      Total stockholders' equity(deficiency)                 (226,634)                   621

             ---------                   ---
  TOTAL LIABILITIES & STOCKHOLDERS'
   EQUITY (DEFICIENCY)                                       $     41             $   62,095
                                                                 =====             =========
















    The accompanying notes are an integral part of these financial statements

                                                        [HART\10K:123195.KSB]-12
                                       F-3

                              HART INDUSTRIES, INC.
                            Statements of Operations
                        For the Years Ended December 31,



                                                          1995                  1994
                                                      ----------             -----------
Revenues                                              $       --             $      --
Costs of Revenues                                             --                    --
                                                              --                    --
 Gross Profit                                                 --                    --
Costs and Expenses:
 General and Administrative Expenses                      238,055                159,546
                                                      -----------            ------------
         Total Costs and Expenses                         238,055                159,546
                                                      -----------            ------------
 Operating income (loss)                                 (238,055)              (159,546)
Other Income (Expense):
 Gain  on sale of assets                                   10,800                    --
 Write-off of investment                                       --               (125,000)
 Interest income                                               --                 56,250
 Write-off of dishwasher assets                                --             (2,500,000)
 Write-down of property and
  equipment                                                    --               (251,564)
 Net Income (Loss)                                    $  (227,255)           $(2,979,860)
                                                      ============           ============
 Earnings (Loss) Per Common Share                     $      (.13)           $     (2.98)
                                                      ============           ============
 Weighted Average Common Shares
  Outstanding                                           1,730,960              1,001,794
                                                      ============           ============



















    The accompanying notes are an integral part of these financial statements

                                                        [HART\10K:123195.KSB]-12

                              HART INDUSTRIES, INC.
                             Statement of Cash Flows
                        For the Years Ended December 31,



                                                                                      1995                      1994
                                                                                  --------------          ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)                                                                 $    (227,255)          $   (2,979,860)
  Adjustments to Reconcile Net Income to Net Cash Provided (Used)
   by Operating Activities:
    Gain  on Sale of Assets                                                             (10,800)                      --
    Write-off of dishwasher assets                                                            --               2,500,000
    Write-down of property and equipment                                                      --                 251,564
    Write-off of investment securities                                                        --                 125,000
    (Increase) decrease in:
      Interest Receivable                                                                     --                  28,000
      Accounts Payable                                                                    1,901                   11,950
      Due to affiliate                                                                  163,300                   56,000
                                                                                  --------------          ---------------
  Net Cash Provided (Used) by Operating Activities                                      (72,854)                  (7,346)
                                                                                  --------------          ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Disposal of assets                                                                      72,710                       --
                                                                                  --------------          ---------------
  Net Cash Provided by Investing Activities                                              72,710                       --
                                                                                  --------------          ---------------
 Net Cash Provided (Used) by Financing
  Activities                                                                                  --                      --
                                                                                  --------------          ---------------
 Net Increase (Decrease) in Cash and Cash Equivalents                                      (144)                  (7,346)
 Cash and Cash Equivalents - Beginning of Period                                            185                    7,531
                                                                                  --------------          ---------------
 Cash and Cash Equivalents - End of Period                                        $          41           $          185
                                                                                  ==============          ===============
SUPPLEMENTAL SCHEDULE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES:
 Common Stock Issued for Payment of Notes Payable                                 $           --          $      175,127
 Common Stock Issued for Assets/Investments                                       $           --          $          --
 Common Stock Issued for Services                                                 $           --          $        5,000











    The accompanying notes are an integral part of these financial statements

                                                        [HART\10K:123195.KSB]-12
                                       F-5

                              HART INDUSTRIES, INC.
                       Statements of Stockholders' Equity
                 For the Years Ended December 31, 1995 and 1994



                                               Common           Common        Additional       Retained
                                               Stock            Stock          Paid-In         Earnings
                                               Shares           Amount         Capital         (Deficit)          Total
                                              ---------        --------      -----------      -----------      -----------
Balances at January 1, 1994                    480,962         $ 4,810       $5,085,321      $(2,289,777)     $  ,800,354
Issuance of Stock for
 Conversion of Debt                            750,000           7,500          167,627               --          175,127
Issuance of Stock for
 Services                                      499,998           5,000               --               --            5,000
Net Income (Loss)                                   --              --               --       (2,979,860)      (2,979,860)
                                             ---------         -------       ----------       -----------      -----------
Balances at December 31, 1994                1,730,960          17,310        5,252,948       (5,269,637)             621
                                             ----------        -------       ----------      -----------      ------------
Net income (loss)                                                                               (227,255)        (227,255)
Balances at December 31, 1995                1,730,960         $17,310       $5,252,948      $(5,496,892)     $  (226,634)
                                             ==========        =======       ==========      ============     ============
































    The accompanying notes are an integral part of these financial statements

                                                        [HART\10K:123195.KSB]-12
                                       F-6

                              HART INDUSTRIES, INC.
                          Notes to Financial Statements
                                December 31, 1994


Note 1.  Summary of Significant Accounting Policies and Business Activities

         Organization

         The Company was in the development stage from incorporation in October, 1982 to September 30, 1990. Activities through September 30, 1990 principally consisted of organizing the Company, issuing common stock for cash, services, and equipment, negotiation of license agreements and incurring research and development costs. All costs, except those associated with the license agreements, patents, trademarks and equipment costs, were expensed as incurred during the development stage. In December, 1990, the Company sold its assets and all rights to the nonelectric dishwasher for a note receivable and future royalties. During 1990, the Company began performing sludge dewatering operations through its Transportable Treatment Unit (TTU) and was taken out of the development stage for accounting purposes. The revenue generated in 1990 was from the Environmental Services Division and the TTU. There was no revenue generated in 1991 from the TTU. 1992 revenue was generated through the Environmental Services Division. There were no operating revenues during fiscal years 1993, 1994 or 1995.

         Principles of Management Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Reorganization

         Effective March 8, 1994 the Company reorganized via a merger with a newly formed Nevada corporation whose name became Hart Industries, Inc. at the effective date. The Merger Agreement was approved by the Company's stockholders at the Annual Meeting held on January 18, 1994. Under the Merger Agreement each shareholder received one share in the Nevada corporation for every twenty shares held in the Company. Any fractional shares resulting from the merger were rounded up to the nearest whole share. As a result of the merger, the number of authorized shares of common stock increased from 10,000,000 to 50,000,000 while retaining the same $.01 par value. All share and per share amounts have been restated to give effect to the merger.

         Going Concern

         The Company has experienced recurring net losses, has limited liquid resources, negative working capital and has no current operations. Management's intent is to keep searching for additional sources of capital and new operating opportunities. In the interim , the Company will keep

                                                        [HART\10K:123195.KSB]-12
                                       F-7

Note 1.       Summary of Significant Accounting Policies (Continued)

         operating with minimal overhead and key administrative functions will be provided by an affiliate. Accordingly, the accompanying consolidated financial statements have been presented under the assumption the Company would continue as a going concern.

         Cash and Cash Equivalents

         The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

         Property and Equipment

         Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets ranging from 3-15 years. The Company provides tax depreciation in conformity with the provisions of applicable tax law. Cost and accumulated depre ciation of assets sold or retired are removed from the accounts and the net gain or loss is recorded in operations in the year of the transaction.

         Income Taxes

         The Company accounts for income taxes using the liability method. Income taxes are provided on all revenue and expense items, regardless of the period in which such items are recognized for tax purposes, except for those items representing a permanent difference between pre-tax accounting income and taxable income. A valuation allowance is recorded when it is more likely than not that benefits resulting from deferred tax assets will not be realized.

         Earnings (Loss) Per Common Share

         Net income (loss) per common share is calculated by dividing net income
         (loss) by the weighted average number of shares outstanding during each year. All per share amounts are reported as adjusted after the merger and resulting reverse stock split. Common stock equivalents were not considered in the loss per share calculations as the effect would have been anti-dilutive.

         Issuance of Stock for Services

         Shares of the Company's common stock issued for services are recorded in accordance with APB16 at the fair market value of the stock issued or the fair market of the services provided, whichever value is the more clearly evident. The values of the services are typically stipulated by contract.

         Reclassification of Prior Year Amounts

         To enhance comparability, the fiscal 1994 consolidated financial statements have been reclassified, where appropriate, to conform with the financial statement presentation used in fiscal 1995.


                                                        [HART\10K:123195.KSB]-12
                                       F-8

Note 2.       Debt Conversion and Cancellation of Note Receivable

         Stevenson, Abercrombie and Claythorne, Inc. ("SAC"), an affiliate of the Company, funded the Company's operations through advances and loans from March, 1983 through the end of 1992. In December, 1993 the obligation resulting from advances made to the Company by SAC, totaling $171,670, was acquired by NuVen Advisors, Inc., formerly New World Capital, Inc. ("NuVen"). Effective August 31, 1996, NuVen and the Company agreed to the conversion of the $171,670 note payable, plus accrued interest, into 750,000 shares of the Company's common stock which resulted in an increase to additional paid-in-capital of $167,627.

         On May 21, 1993 the Company sold all of the tools, dies and technology for the non-electric dishwasher ("Dishwasher Assets") for $2,500,000 evidenced by a promissory note issued by NuVen. The Luke Family Trust (the "Luke Trust") owns 90% of NuVen. Fred G. Luke is a Trustee of the Luke Trust and a recently elected officer and director of the Company.

         Effective August 31, 1994 NuVen and the Company mutually agreed to a cancellation of the promissory note in exchange for the return of the Dishwasher Assets to the Company. Additionally, NuVen agreed to pay all accrued interest due under the note, which totaled $56,250 in 1994 and $40,500 in 1993.

Note 3.       Write-Off of Dishwasher Assets and Investment

         In 1994, the Company decided to abandon its attempts to sell the Dishwasher Assets and write them off. In addition, the Company wrote-off a $125,000 investment in securities due to uncertainties in the value and marketability of these securities.

Note 4.       Federal Income Taxes

         For financial statement and income tax reporting purposes, the Company has net operating loss carry forwards as of December 31, 1995 of approximately $5,300,000, which expire at various times from 1999 through 2009, and are available to reduce future Federal taxable income, if any.

         The Company accounts for income taxes using the liability method. The deferred tax benefit applicable to the net operating loss carry forward has been offset by a 100% valuation reserve since it is unlikely that the Company will recognize any benefit from the carry forward.

Note 5.       Commitments and Contingencies

         Prior to September, 1992, the Company had rented facilities for executive offices under a month-to-month sublease agreement from SAC. From September 1992 to July 1993 the Company rented office space in Newport Beach, California on a month-to-month basis. In August 1993, the Company moved its executive offices into facilities provided by Nuven.

                                                        [HART\10K:123195.KSB]-12
                                       F-9

Note 6.       Sale of Manufacturing Assets

         In July 1993, the Company acquired certain manufacturing assets and in conjunction with its equipment leasing activities leased the assets to a third party. The Company terminated the lease due to the lessee's default, and in May 1995, sold the assets at auction for $72,710.

         The Company has experienced negative cash outflows from operating activities through 1992 and ceased operations in March 1992, prior to capital restructuring and change in management. Cash contributions from SAC provided the financial support necessary for the Company to satisfy its obligtions through 1992. Since January, 1993, Nuven has provided financial and administrative support for the Company's operations. The Company expects to receive continued financial and administrative support from Nuven until a new business opportunity is acquired or developed.

Note 7.       Business Condition

          The Company has experienced negative cash outflows from operating activities through 1992 and ceased operations in March 1992, prior to capital restructuring and change in management. Cash contributions from Stevenson Abercrombie & Claythorne Co. ("SAC") had provided the financial support necessary for the Company to satisfy its obligations through 1992. Since January 1993, Nuven has provided financial support to fund the Company's cash requirements. The Company expects to receive continued financial support from Nuven until a new corporate shareholder is attained.

Note 8.       Other/Related Party Transactions

          In January 1994, the Company entered into several consulting and advisory agreements with its then officers and directors in an effort to locate and acquire new assets and business opportunities, and to manage its day-to-day general and administrative affairs. Such agreements require the Company to compensate the respective consultants  with  shares  and  options  to  purchase  shares  of  the
          Company's common stock. As of July 31, 1994 the three officers and directors of the Company had accrued rights to receive an aggregate 500,000 shares in consideration for services rendered, and rights to options to purchase 500,000 shares from July 31, 1993 to July 31, 1994. The rights to the shares and options accrued on a monthly basis from July 31, 1993. In lieu of salaries to the officers during this same twelve month period, the Company issued 500,000 shares of its common stock to the three officers and directors and in August, 1994 granted to each officer and director an option to purchase 166,666 shares of common stock at an exercise price of $.01 per share, which options expire August 1, 1999.


          Effective January 1, 1994, the Company entered into an Advisory and Management Agreement with NuVen for the engagement of NuVen to perform professional services for calendar year 1994. Pursuant to such Agreement, the Company agreed to pay NuVen $120,000 annually, payable monthly in $10,000 increments in arrears, and granted NuVen an option to purchase 150,000 shares of the Company's common stock exercisable at a price of $.20 per share. The Company expensed $120,000, and $120,000 during fiscal 1995 and 1994, respectively, and had $131,300 and $46,000 due to NuVen as of December 31, 1995 and 1994, respectively.

          The Company has significantly reduced or eliminated completely its human resource and payroll obligations and requirements, but continues to require administrative, audit and consultant screening, and merger/acquisition services. The Company anticipates continued reliance on the services provided under the Advisory and Management Agreement until such time it has, or its subsidiaries, have the need and sufficient cash flow to justify to perform such services in-house.

          In January 1995, the Company entered into an Employee Agreement with Mr. Luke, pursuant to which Mr. Luke is to hold the office of President through December 1996. Pursuant to the agreement the Company agreed to pay Mr. Luke $54,000 per annum in cash or in the Company's

                                                        [HART\10K:123195.KSB]-12
                                      F-10
          common stock payable monthly in arrears, and granted him an option to purchase 1,000 shares of the Company's common stock at an exercise price per share of 110% of market value at date of grant. Cash payments of $6,982 were made to Mr. Luke by the Company during fiscal 1995 for reimbursement of travel expenses only. The Company expensed $54,000 during fiscal 1995 and owed $54,000 as of December 31, 1995.

          Effective April 1996, the Company entered into a Consulting Agreement with Mr. Steven Dong, pursuant to which Mr. Dong is to perform accounting services and to hold the office of Chief Financial Officer through June 30, 1996. Pursuant to the agreement the Company agreed to pay Mr. Dong $10,000 in cash or in the Company's common stock payable in arrears, and granted him an option to purchase 166,666 shares of the Company's common stock at an exercise price of $.01 per share. Cash payments of $1,000 made to Mr. Dong by the Company during fiscal 1995 for services provided by Mr. Dong prior to his Consulting Agreement. The Company expensed $1,000 during fiscal 1995 and had no amounts due as of December 31, 1995.

          In July 1996, the Company entered into a Consulting Agreement with John Desbrow, pursuant to which Mr. Desbrow is to perform legal services and to hold the office of Secretary and Director. Pursuant to the agreement the Company agreed to pay Mr. Desbrow $2,000 per month commencing August 1, 1994. No cash payments have been made to Mr. Desbrow by the Company during fiscal 1995 for services provided. The Company expensed $24,000 and $12,000 during fiscal 1995 and 1994 respectively, and had $34,000 and $12,000 amount due as of December 31, 1995 and 1994 respectively.



                                                        [HART\10K:123195.KSB]-12
                                      F-11